UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On February 13, 2024, NANO-X IMAGING LTD. (the “Company”) announced that its deep-learning medical imaging analytics subsidiary, Nanox AI Ltd., received 510(k) clearance by the U.S. Food and Drug Administration (FDA) for its artificial intelligence (AI) software, HealthFLD.

The contents of this Form 6-K, excluding Exhibit 99.1 attached hereto, are incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated February 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD.

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: February 13, 2024